

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Guang Zhao
North China Horticulture, Inc.
LongSheng Village, Tangshan Town, Zhengan District
Dandong City, Liaoning
People's Republic of China

> **Re:** **North China Horticulture, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 26, 2010**
> **File No. 000-51263**

Dear Guang Zhao:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Staff Accountant